UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

HIPPO HOLDINGS INC.

(Name of Issuer)
Common Stock, $0.0001 par value per share

(Title of Class of Securities)
433539103

(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 433539103	SCHEDULE 13G	Page 2 of 6 Pages

1		NAME OF REPORTING PERSONS Slate Path Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 350,000*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 350,000*
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 350,000*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) .06%
12		TYPE OF REPORTING PERSON IA

*Aggregate totals above refer to number of warrants held for the common stock

CUSIP No. 433539103	SCHEDULE 13G	Page 3 of 6 Pages

Item 1.	(a) Name of Issuer

Hippo Holdings Inc. (formerly known as “Reinvent Technology Partners Z”)

Item 1.	(b) Address of Issuer’s Principal Executive Offices

150 Forest Avenue

Palo Alto, CA 94301

Item 2.	(a, b, c) Names of Person Filing, Address of Principal Business Office, Citizenship:

(i) Slate Path Capital LP (the “Investment Manager”), a Delaware limited partnership and the investment manager of Slate Path Master Fund LP (the “Master Fund”), a Cayman Islands exempted limited partnership, with respect to the shares of Common Stock (as defined in Item 2(d) below) directly held by the Master Fund; and

(ii) David Greenspan (“Mr Greenspan”), the managing partner of Jades GP, LLC, a Delaware limited liability company and the general partner of the Investment Manager, with respect to the Shares of Common Stock directly held by the Master Fund.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”

The filing of this statement should not be construed as an admission that any of the forgoing persons or any Reporting person is, for the purposes of Section 13 of the Act, the beneficial owner of the shares of Common Stock reported herein.

Item 2.	(d) Title of Class of Securities

Common Stock, $0.0001 par value per share (the “Common Stock”)

Item 2.	(e) CUSIP No.:

433539103

CUSIP No. 433539103	SCHEDULE 13G	Page 4 of 6 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 433539103	SCHEDULE 13G	Page 5 of 6 Pages

Item 4. Ownership

Information with respect to the Reporting Person’s ownership of the Common Stock as of December 31, 2021, is incorporated by reference to items (5) - (9) and (11) of the cover page for the Reporting Person.

The amount beneficially owned by the Reporting Person is determined based on 562,663,119 shares of Common Stock outstanding as of November 4, 2021, as the Issuer reported in its Form 10-Q filed with the SEC on November 10, 2021.

The number of shares reported include shares that may be acquired upon the exercise of warrants held.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

See Item 2. The Master Fund has the right to receive or the power to direct the receipt of dividends from , or the proceeds from the sale of, the shares of Common Stock reported herein.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 433539103	SCHEDULE 13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2022

Slate Path Capital LP

By:	/s/ James P. Feeney
James P. Feeney, Chief Compliance Officer